June 2, 2025

VIA EDGAR

Mr. William Demarest
Ms. Kristina Marrone
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Re:	Agree Realty Corporation Form 10-K for the year ended December 31, 2024 Filed February 11, 2025 File No. 001-12928

Dear Mr. Demarest and Ms. Marrone:

Set forth below is the response of Agree Realty Corporation, a Maryland corporation (the “Company,” “we,” or “our”), to the comment made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 14, 2025 (the “Comment Letter”), that relates to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 001-12928), originally filed by the Company with the Commission on February 11, 2025.

To assist in your review, set forth below in bold is the comment of the Staff contained in the Comment Letter. Immediately below the comment is the response of the Company with respect thereto.

Form 10-K for the year ended December 31, 2024

Note 2. Summary of Significant Accounting Policies

Segment Reporting, page F-15

1.	Please tell us how you determined that your disclosure is compliant with the requirements of ASC 280-10-50-20. Reference is also made to ASU 2023-07.

The Company determined our disclosure is compliant with ASC 280-10-50-20 by first reviewing ASU 2023-07 and the guidance contained in ASC Topic 280. Important to our analysis of how we disclose the information required by ASC 280-10-50-20 is how management organizes and operates our business. Our management organizes and operates the business with a focus on the long-term, fee simple ownership of properties net leased to industry-leading, omni-channel retail tenants. We believe that a diversified portfolio of such properties provides for stable and predictable cash flow. We organize and operate our business as a single operating segment, with consistent processes and technology applied across our portfolio, and we discuss our portfolio composition in terms of retail sectors, tenants, retailer credit ratings, retailer footprints (national, regional, or franchise), ownership structure (fee simple or leasehold), and geography.

Consistent with how we organize and operate our business on a consolidated basis as a single operating segment, we likewise assess our operations in the same manner. As part of our disclosure review process, we evaluate information regularly provided to our chief operating decision maker (the “CODM”), which includes consolidated financial results through net income compared to budgeted amounts and prior comparative periods. The information regularly provided to the CODM is produced in the same manner and with the same accounting policies as our consolidated financial statements. The CODM does not regularly receive information related to asset balances or detailed expenses incurred at a lower level than what is included in our consolidated financial statements. The CODM does not review profit or loss measures by any grouping of properties, including by those categories in which we describe our portfolio composition, such as retail sector, tenant, or geography.

Our evaluation of compliance with the disclosure requirements of ASC 280-10-50-20, considering the background above, was based on the following areas:

I.	General and Entity-Wide Information

We disclosed the following general information for each period presented on page F-15, which summarizes our business and how performance is assessed and how resources are allocated:

•	The factors used in identifying our operating segment, specifically that we are in the business of acquiring, developing, and managing real estate and that our chief operating decision maker does not distinguish or group operations on a geographic, tenant sector, tenant or other basis when assessing performance and allocating resources;

•	The types of products and services from which our operating segment derives its revenue, specifically that revenues are generated through leasing long-lived assets to external customers;

•	The title and position of the chief operating decision maker, which is our Chief Executive Officer; and

•	The fact that no single tenant comprises more than 10 percent of the company’s revenue.

II.	Information about Profit or Loss and Assets

We disclose on page F-15 that consolidated net income is our measure of profit or loss that our CODM regularly reviews to assess performance and allocate resources, and that this measure is calculated and presented as reported on the consolidated statement of operations and comprehensive income. Guided by the background information above and the goal to allow readers of the Company’s consolidated financial statements to see through the eyes of management and to understand how management views the operating results and financial position of our business, particularly that the CODM does not receive incremental detailed revenue or expense information at a more disaggregated level, we concluded that duplicating the information found elsewhere throughout the consolidated financial statements would be unnecessary and the reference to the consolidated statement of operations and comprehensive income was appropriate and consistent with the basis of conclusions in ASU 2023-07. Each of the specific amounts required to be disclosed in accordance with ASC 280-10-50-20, if they are included in the measure of profit or loss, including revenue from external customers, depreciation and amortization, and interest expense, are disclosed on the consolidated statement of operations and comprehensive income while non-cash items are disclosed on the statement of cash flows.

As the Company is focused on growth of the portfolio, our disclosure references that expenditures for long-lived assets are reported on the consolidated statement of cash flows. After property acquisition, the CODM does not regularly receive information related to asset balances and we disclose that segment assets are not regularly reviewed by the CODM to evaluate performance as our reason for not including asset information in the disclosure, but we would highlight that the relevant asset amount is disclosed as total assets on the consolidated balance sheet. The company has no equity-method investments.

III.	Information about the Measurement of Segment Profit or Loss and Assets & Reconciliations

As the items presented on the consolidated statement of operations and comprehensive income are the same items reported to the CODM for purposes of making decisions about allocating resources and assessing performance, no adjustments, eliminations, or allocations are necessary. We disclosed on page F-15 that the accounting policies of the reportable segment are the same as those described in “Note 2 – Summary of Significant Accounting Policies” and explicitly disclose that no intercompany revenues exist.

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please feel free to contact me should you have any questions or comments at (248) 480-0267 or peter@agreerealty.com.

Sincerely,

/s/ Peter Coughenour

Peter Coughenour
Chief Financial Officer

cc:	Donald J. Kunz, Partner, Honigman LLP
Joshua W. Damm, Partner, Honigman LLP